
November 6, 2013

Via E-mail
Tony Lauritzen
Chief Executive Officer
Dynagas LNG Partners LP
97 Poseidonos Avenue & 2 Foivos Street
Glyfada, 1667, Greece

> **Re:** **Dynagas LNG Partners LP**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed November 5, 2013**
> **File No. 333-191653**

Dear Mr. Lauritzen:

We have reviewed your responses to the comments in our letters dated October 31, 2013 and November 4, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Dilution, page 66

1. We note from your response to our prior comment 4 that you have revised the row attributable to new investors to reflect only the new units issued by the Partnership and the gross proceeds received based on the midpoint of the range of the offering. However, it appears that the table on page 66 reflects the net proceeds of the offering, rather than gross, as consideration received from new investors. Please revise to reflect the gross proceeds of the offering as the consideration received from new investors. Also, the average price per unit for new investors should be revised to reflect the $20 midpoint of the range of the offering.

Exhibit 5.2

2. Please have counsel revise the second to the last paragraph on page 2 of Exhibit 5.2 to state that the units *are* validly issued, fully paid and non-assessable as these units are already outstanding. For guidance, please refer to Staff Legal Bulletin No. 19(h) available at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP